May 7, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance

Office of Manufacturing

100 F Street, NE
Washington, D.C. 20549

Attn:	Dale Welcome, Staff Accountant

Kevin Stertzel, Staff Accountant

Sherry Haywood, Staff Attorney

Thomas Jones, Staff Attorney

Re:	Forum Merger III Corporation

Preliminary Proxy Statement on Schedule 14A

Filed February 16, 2021

File No. 001-39457

Ladies and Gentlemen:

On behalf of our client, Forum Merger III Corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced preliminary proxy statement on Schedule 14A filed on February 16, 2021 (the “Proxy Statement”), contained in the Staff’s letter dated March 15, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its amended Proxy Statement on Schedule 14A (the “Amended Proxy Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed February 16, 2021

Interests of Certain Persons in the Business Combination, page 41

1.	If material, please expand the disclosure in the eighth bullet point on page 42 to quantify the out-of-pocket expenses incurred that would be eligible for reimbursement.

Response:  Pursuant to the Staff’s request, the Company respectfully advises the Staff that the out-of-pocket expenses incurred that would be eligible for reimbursement are immaterial.

United States Securities and Exchange Commission

May 7, 2021

2.	Please expand the disclosure in this section to describe the interests of the subscribers of the PIPE shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17, 44, 70, 104, and 138 to clarify that the consummation of the PIPE Investment between the PIPE Investors and the Company is contingent upon the Closing in accordance with the terms of the Subscription Agreements.

Unaudited Pro Forma Condensed Combined Financial Information, page 86

3.	Please update your pro forma financial statements. Additionally, please revise your presentation to include a column for the historical financial statements of ELM, along with adjustment columns that separately depict the asset purchase of EVAP Operations by ELM and the reverse recapitalization transaction, as required by Rule 11-02(b)(4) of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has included updated pro forma financial statements and revised the presentation on pages 94 and 95 to include a column for the historical financial statements of ELM along with adjustment columns that separately depict the asset purchase of EVAP Operations by ELM and the reverse recapitalization transaction.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 94

4.	Adjustment (D) refers to net proceeds of $1.0 million from the private placement issuance of ELM’s common stock. Please tell us the basis for this adjustment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the issuance has been reflected within the ELM financial statements and no longer appears as an adjustment within the pro formas.

5.	Please expand your note for Adjustment (E) to:

a.	Provide a table detailing the assets to be purchased and their relative fair values that reconciles to the calculated purchase price; and

b.	Identify and quantify the major caption of assets and liabilities of EVAP Operations that ELM will not acquire under the SERES Asset Purchase Agreement and how this reconciles to the adjustment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded the note for Adjustment (E), now Adjustment (A), on pages 96 through 97 to (a) provide a table detailing the assets to be purchased and their relative fair values that reconciles to the calculated purchase price and (b) identify and quantify the major caption of assets and liabilities of EVAP Operations that ELM will not acquire under the SERES Asset Purchase Agreement and how this reconciles to the adjustment.

United States Securities and Exchange Commission

May 7, 2021

6.	Adjustment (F) refers to transaction costs of $26.0 million. Please tell us how this amount relates to the transaction costs of $14.2 million recognized in Forum Merger III’s financial statements as of, and for, the period ended September 30, 2020, what transaction(s) it refers to, and how you determined that the total difference between the transaction costs and the deferred underwriting fee payable should be reflected as a reduction to additional paid-in capital.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the $14.2 million in transaction costs recognized on Forum Merger III Corporation’s financial statements are associated with their IPO and not the merger with ELM. The $26.0 million in transaction costs represented by Adjustment (F) relate to new transaction costs associated with the merger between the Company and ELM only.

7.	Please expand your note to Adjustment (K) to show how this adjustment was calculated.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has expanded the note for Adjustment (K), now Adjustment (FF), on page 98 to show how this adjustment was calculated.

Termination, page 116

8.	Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised its disclosure on pages 119 and 120 to clarify whether the parties agreed to pay any fees in the event that the business combination agreement is terminated.

COVID-19, page 192

9.	We note your statement that future COVID-19 developments could result in additional favorable or unfavorable impacts on the business, operations, financial condition, and results of operations of ELM. Please tell us whether COVID-19 has adversely affected ELM's business, operations, financial condition, and results of operations and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that COVID-19 has not adversely affected ELM’s business, operations, financial condition, and results of operations except to the extent disclosed in the Proxy Statement.

Management and Board of Directors, page 201

United States Securities and Exchange Commission

May 7, 2021

10.	Please expand the disclosure on page 202 regarding Mr. Boris to discuss his business experience with Forum Merger IV Corporation.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has expanded its disclosure on page 208 to discuss Mr. Boris’s business experience with Forum Merger IV Corporation.

Beneficial Ownership of Securities, page 224

11.	Please revise your disclosure on page 225 to identify the natural person or persons who have voting and investment control of the shares held by Alpine Global Management LLC.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by Alpine Global Management LLC is required. Item 6(d) of Schedule 14A requires the registrant to “[f]urnish the information required by Item 403 of Regulation S-K to the extent known by the persons on whose behalf the solicitation is made.” The information is not known by the Company and is not available in Alpine Global Management LLC’s public filings.

Financial Information, page F-1

12.	Please amend your proxy statement to provide audited financial statements and related information for Electric Last Mile, Inc. as required by Rule 8-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has amended the Proxy Statement to provide audited financial statements and related information for Electric Last Mile, Inc.

Consolidated Balance Sheets, page F-2

13.	It appears to us that total liabilities at December 31, 2019 should be $59,692. Please revise your balance sheet as appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the balance sheet to state that total liabilities at December 31, 2019 are $59,692.

Financial Information – Forum Merger III Corp., page F-2

United States Securities and Exchange Commission

May 7, 2021

14.	Please revise your proxy statement to provide updated audited financial statements and related information for Forum Merger III Corp. as required by Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the Proxy Statement to provide updated audited financial statements and related information for Forum Merger III Corporation.

Financial Information – EVAP Operations, page F-34

15.	Please revise your proxy statement to provide updated audited financial statements and related information for Electric Vehicle Assembly Plant Operations as required by Rule 8-04 of Regulation S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the Proxy Statement to provide updated audited financial statements and related information for Electric Vehicle Assembly Plant Operations.

General

16.	Please revise to discuss the material tax consequences of the business combination to each company's securityholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate whether the receipt of a tax opinion as to the tax free nature of the transaction is a condition to the merger. Also provide summary and risk factor disclosure and revise your Questions and Answers section to briefly address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: The Company respectfully advises the Staff that our Staff reviewer has informed us that we do not need to make any revisions to the Proxy Statement in response to this comment.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Elliott Smith
Elliott Smith

cc:	Marshall Kiev, Forum Merger III Corporation

David Boris, Forum Merger III Corporation

5